UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31138 / June 30, 2014

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In the Matter of  :
:
IVY FUNDS  :
IVY INVESTMENT MANAGEMENT COMPANY  :
WADDELL & REED ADVISORS FUNDS  :
IVY FUNDS VARIABLE INSURANCE PORTFOLIOS  :
INVESTED PORTFOLIOS  :
WADDELL & REED INVESTMENT MANAGEMENT COMPANY  :
:
:
6300 Lamar Avenue  :
Overland Park, KS  66202  :
:
(812-14216)  :
:

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ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 17(b) AND 17(d) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Ivy Funds, Ivy Investment Management Company, Waddell & Reed Advisors Funds, Ivy Funds
Variable Insurance Portfolios, Invested Portfolios and Waddell & Reed Investment Management
Company filed an application on September 25, 2013, and an amendment to the application on
March 12, 2014.  Applicants requested an order under section 6(c) of the Investment Company
Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section
12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and
under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.
The order permits certain registered open-end management investment companies to participate
in a joint lending and borrowing facility.

On June 2, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31068).  The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate
in the public interest, and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Ivy Funds, *et al.,* (File No. 812-14216),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Jill M. Peterson
Assistant Secretary